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KCSA
PUBLIC RELATIONS
WORLDWIDE                                                                   NEWS
--------------------------------------------------------------------------------
PUBLIC & INVESTOR RELATIONS, CORPORATE & MARKETING COMMUNICATIONS

FOR:          OPTIBASE, LTD.

OPTIBASE      Yael Paz
CONTACT:      +972 99709 255
              YAELP@OPTIBASE.COM

KCSA          Jeff Corbin                  Elizabeth Mwangi
CONTACTS:     (212) 896-1214               (212) 896-1242
              JCORBIN@KCSA.COM             EMWANGI@KCSA.COM

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                  OPTIBASE, LTD. ANNOUNCES DIRECTOR RESIGNATION
                                    - - - - -

HERZLIYA, ISRAEL, NOVEMBER 14, 2002 - OPTIBASE, LTD. (NASDAQ: OBAS), a leader in digital streaming solutions over broadband networks, announced today the resignation of Mr. Arthur Mayer-Sommer from the Company's Board of Directors. Mr. Mayer-Sommer has served on Optibase's Board of Directors since June 2001 and has resigned in order to meet other demanding business responsibilities. Optibase's management team and Board of Directors are deeply grateful for Mr. Sommer's service to the Company.

ABOUT OPTIBASE
--------------

     Optibase, Ltd. provides high-quality, cost-effective products that enable the preparation and delivery of MPEG-based digital media over broadband networks. Optibase has created a breadth of product offerings used in applications, such as: real-time video streaming; digital video archiving; distance learning; and business television. Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Europe, Japan and China. Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners. For more information, please visit www.optibase.com.# # #

THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING OUR MARKETING AND OPERATIONS PLANS. THESE STATEMENTS INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES INCLUDING, BUT NOT LIMITED TO, RISKS RELATED TO THE EVOLVING MARKET


          800 SECOND AVENUE     TEL 212 682 6300     E-MAIL PR@KCSA.COM
          NEW YORK, NY 10017    FAX 212 697 0910     WWW.KCSA.COM

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OPTIBASE REPORTS/2


FOR DIGITAL VIDEO, COMPETITION, OUR ABILITY TO MANAGE GROWTH AND EXPANSION, GENERAL ECONOMIC CONDITIONS AND OTHER RISK FACTORS. FOR A MORE DETAILED DISCUSSION OF THESE AND OTHER RISKS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER FROM THE FORWARD LOOKING STATEMENTS IN THIS NEWS RELEASE, PLEASE REFER TO OPTIBASE'S REGISTRATION STATEMENT ON FORM F-1, F-4 AND F-20.

THIS RELEASE AND PRIOR RELEASES ARE AVAILABLE ON THE COMPANY'S WEB SITE AT WWW.OPTIBASE.COM. THIS RELEASE AND PRIOR RELEASES ARE ALSO AVAILABLE ON THE KCSA PUBLIC RELATIONS WORLDWIDE WEB SITE AT WWW.KCSA.COM.

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